Exhibit 99.(e)(14)

Tangoe, Inc.

Equity Award Replacement Compensation Agreement

(Executive)

This Equity Award Replacement Compensation Agreement (this “Agreement”) is made and entered into as of               by and between Tangoe, Inc. (the “Company”) and           (referred to as “you” in this Agreement) but will be effective only after                        (the “Prior Agreement Expiration Date”).  It is intended to provide benefits to you if and only if you do not become entitled to payment or equity awards under or with respect to the Equity Award Replacement Compensation Agreement between the Company and you entered into as of               (the “Prior Agreement”).

Background:

Despite the Company’s present inability to issue registered equity awards under its 2011 Stock Incentive Plan (the “Plan”), the Company wishes to provide stock value related incentives to you with respect to (1) the first “Change in Control,” as defined in your Executive Retention Agreement with the Company dated as of              , as amended to date (the “Retention Agreement”) that occurs after               (the “Prior Agreement Effective Date”), and (2) the termination of your employment without Cause (as defined in the Retention Agreement) or as a result of your resignation for Good Reason (as defined in the Retention Agreement).

This Agreement relates to your proposed restricted stock unit (or RSU) and performance stock unit (or PSU) equity awards presented to the Company’s Board of Directors for its review and comment at its meeting held on              , which proposed RSU and PSU equity awards are further described on Exhibit 1 to this Agreement.  The term “Measurement Shares” means, as of any date, the shares of common stock of the Company that would have been subject to such proposed RSU and PSU awards if the awards had been granted and that would have been vested as of such date, all as further described on Exhibit 1.

Change in Control:

Provided that you remain employed by the Company or any of its commonly controlled affiliates immediately prior to the consummation of a Change in Control (except as provided below) that occurs after the Prior Agreement Expiration Date and before the Extended Expiration Date (as defined below), you will be paid for each Measurement Share (with the number of Measurement Shares determined as of immediately following the consummation of such Change in Control), at or within five (5) business days following such consummation of a Change in Control, an amount equivalent to the per share amount paid to the Company’s stockholders in such Change in Control on account of one share of common stock.  In the event of a Change in Control of the type described in clause (b) of the definition of Change in Control in the Retention Agreement, if the stockholders of the Company do not receive consideration on account of their shares of common stock of the Company, then such Change in Control shall not be deemed a Change in Control for purposes of this Agreement.

If outstanding RSUs or PSUs for the Company’s stock are adjusted pursuant to the provisions of Section 9(a) of the Plan, the Measurement Share numbers set forth on Exhibit 1 will be deemed adjusted in a comparable manner.

Payment of the amounts required by this Agreement in connection with a Change in Control will be made in the same mix of cash, equity securities or other non-cash consideration as is received in general by non-affiliated stockholders of the Company in the Change in Control.

Termination without Cause or Resignation for Good Reason:

If, after the Prior Agreement Expiration Date but before the earlier of the consummation of a Change in Control and the Extended Expiration Date, your employment with the Company ends as a result of a termination without Cause (as defined in the Retention Agreement) or a resignation for Good Reason (as defined in the Retention Agreement), then the Company shall pay to you in cash or registered common stock, at its option, on the date of the general U.S. payroll of the Company that coincides with or immediately precedes                           , (i) in the case of cash, an amount equal to the number of Measurement Shares, calculated as of immediately following the end of your employment, times the Fair Market Value (as defined below) of the Company’s common stock on the last date of your employment and (ii) in the case of registered common stock, that number of shares of Company common stock that is equal to the number of Measurement Shares, calculated as of immediately following the end of your employment; provided in either case that if a Change in Control is consummated prior to such payroll date, then you shall instead receive in connection with such Change in Control the benefits set forth above under “Change in Control” with respect to the Measurement Shares.  “Fair Market Value” of the Company’s common stock shall mean, for any given date, the amount determined by the first of the following clauses that applies:  (a) if the common stock is then listed or quoted on a national securities exchange, the closing price of the common stock for such date (or the nearest preceding date) on the principal national securities exchange on which the common stock is then listed or quoted; (b) if the common stock is then listed or quoted on the OTC Bulletin Board, the last reported sales price of the common stock on such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if prices for the common stock are then reported in the “Pink Sheets” published by Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the common stock so reported; or (d) in all other cases, the fair market value on such date of a share of common stock as determined by a good faith determination of the Company’s Board of Directors.

Expiration; Miscellaneous:

This Agreement will be effective from the day following the Prior Agreement Expiration Date until and including                         or, if earlier, the first date on which the Company has both restored the effectiveness of its Forms S-8 with respect to the Plan and granted to you RSUs and PSUs in amounts at least equal to, and subject to vesting at least as favorable, as that described on Exhibit 1 (the earlier of such dates being the “Extended Expiration Date”), unless, by mutual agreement between the Company and you, it is modified, amended or withdrawn in whole or in part; provided that to the extent that you remain eligible to receive payments under this Agreement following the Extended Expiration Date, the applicable provisions of this Agreement shall survive to permit such payments.  For the avoidance of doubt, this Agreement could terminate without ever becoming effective if the Forms S-8 and equity award conditions of the prior sentence are satisfied on or before the Prior Agreement Expiration Date.  In no event will you become eligible for a payment or potential equity award under both the Prior Agreement and this Agreement.  Payments under this Agreement are excluded from the acceleration provisions of Sections 4.1 and 4.2(a) of the Retention Agreement but are, to the extent applicable, intended to comply with Section 4.3 of such agreement as though provided under that agreement.

Your employment with the Company is terminable at the will of you or the Company at any time and for any reason, subject to any notice provisions of the Retention Agreement.  Nothing in this Agreement shall be construed to imply a guarantee of employment for any specified period or a guarantee of any level of compensation. You understand and agree that the existence of this Agreement will not affect in any way the right or power of the Company or its affiliates to choose whether to enter or not enter into any Change in Control, to set the terms of any such transaction, or to determine the payment terms it finds acceptable, nor does it interfere with other corporate act or proceeding, whether or not of a similar character to those described above.

In connection with and as a condition entering into this Agreement, you hereby acknowledge and agree, represent, warrant and covenant with the Company as follows:

1.              You have had such opportunity as you have deemed adequate to obtain from representatives of the Company such information as is necessary to permit you to evaluate the merits and risks of entering into this Agreement and you have sufficient experience in business, financial and investment matters to be able to evaluate such merits and risks and make an informed decision with respect to entering into this Agreement.

2.              You are an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, and are able to afford a complete loss of the value of the potential payments under this Agreement and bear the economic risk that such payments may never occur.

3.              You understand that your rights under this Agreement are not transferable and you have no present intention, nor may you at any time, sell, grant any participation interest in or otherwise transfer or distribute the economic benefits and risks represented by this by Agreement.

In accordance with federal and state regulations, any payments hereunder are subject to any required tax or other withholdings.

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TANGOE, INC.

By:	Date:
Name:
Title:

I HAVE READ AND UNDERSTOOD THIS AGREEMENT AS SET FORTH ABOVE.  I UNDERSTAND THAT THE TERMS OF THE AGREEMENT SUPERSEDE ANY AND ALL PRIOR AGREEMENTS, WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT BUT DO NOT SUPERSEDE THE TERMS OF THE PRIOR AGREEMENT.

Date:

Exhibit 1

Proposed Equity Awards: